Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

June 30, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Anuja A. Majmudar

Re:                             Capstar Special Purpose Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 24, 2020
File No. 333-239094

Dear Ms. Majmudar:

On behalf of Capstar Special Purpose Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated June 30, 2020 (the “Comment Letter”), from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on June 24, 2020. In response to the Comment Letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission, today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed June 24, 2020

Exhibit 4.4, page II-6

1.                                      We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response:  The Company acknowledges the Staff’s comment and has revised Section 9.3 of the form of warrant agreement to remove the exclusivity of the submission to the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York. As revised, the form of warrant agreement filed as Exhibit 4.4 to Amendment No. 2 does not contain any exclusive jurisdiction provision, including for claims that arise under the Securities Act or Exchange Act. As a result of the foregoing revisions, the Company does not believe that any additional disclosure, including risk factor disclosure, is appropriate.

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Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 2 or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:                                Capstar Special Purpose Acquisition Corp.

Alan I. Annex, Esq.